Exhibit 21.1

List of Subsidiaries

	Subsidiary*	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
1.	LPL Holdings, Inc.**	Massachusetts	LPL
2.	PTC Holdings, Inc.**	Ohio	PTC
3.	The Private Trust Company	Ohio	PTC
4.	Innovex Mortgage, Inc.	California	Innovex
5.	Linsco/Private Ledger Corp.	California	LPL
6.	Independent Advisors Group Corp.	Delaware	IAG
7.	UVEST Financial Services Group, Inc.	North Carolina	UVEST
8.	LPL Insurance Associates, Inc.	Delaware	LPL

* All subsidiaries are wholly owned, directly or indirectly, by the Registrant.

** Holding companies.